

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period ____________ to ____________

Commission file number: 33-56623

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners' Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

CONTENTS

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: June 30, 2009



By: Jennifer Mueller, Director of Benefits & Compensation

3020958.1

Financial Statements and Supplemental Schedule

Cintas Corporation Partners' Plan

As of December 31, 2008 and, 2007 and for year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

Cintas Partners' Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2008 and 2007 and
for the year ended December 31, 2008

Table of Contents



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Tel: +1 513 612 1400
www.ey.com

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Cintas Partners' Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Cincinnati, Ohio
June 29, 2009

Cintas Partners' Plan

Statements of Net Assets Available for Benefits

	December 31	
	2008	**2007**
Assets		
Cash	$ **137,125**	$ 145,481
Investments, at fair value	**474,694,034**	562,568,281
Participant contributions receivable	**1,378,696**	933,524
Dividend receivable	**162,868**	4,326,092
Interest income receivable	**1,150**	2,573
Total assets	**476,373,872**	567,975,951
Liabilities		
Notes payable	**3,345,307**	3,345,307
Net assets available for benefits	$ **473,028,565**	$ **564,630,644**

See accompanying notes.

Cintas Partners' Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions	
Interest income and dividends	**$ 9,109,690**
Contributions:	
Employer	**28,745,198**
Participants	**52,261,494**
Rollovers	**1,138,636**
Transfers from Other Plans	**850,882**
Total contributions	**82,996,210**
Total additions	**92,105,900**
Deductions	
Benefit payments	**42,849,161**
Administrative expenses	**1,373,314**
Net depreciation in fair value of investments	**139,346,166**
Interest expense	**139,338**
Total deductions	**183,707,979**
Net decrease	**(91,602,079)**
Net assets available for benefits at beginning of year	**564,630,644**
Net assets available for benefits at end of year	**$ 473,028,565**

See accompanying notes.

Cintas Partners' Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

The following description of the Cintas Partners' Plan (the "Plan") provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

Cintas Corporation (the "Company") established the Plan on June 1, 1991 upon the merger of the Profit Sharing Plan of Cintas Corporation and the Cintas Corporation Employee Stock Ownership Plan. Effective June 1993, the Plan was amended to enable Participants to make voluntary pre-tax contributions.

The Plan is a defined contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company currently administers the Plan and Fifth Third Bank serves as Plan Trustee.

Eligibility and Participation

United States employees of the Company ("Participants") are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and receive an allocation of Company contributions made as of the end of the fiscal year provided they work at least 1,000 hours during the preceding Plan year and are employed on the last day of the fiscal year.

Contributions

A Participant is permitted to make voluntary pre-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1 percent to 75 percent. At its discretion, the Board of Directors of the Company may authorize a matching contribution of Participants' pre-tax contributions.

1. Description of the Plan (continued)

A Participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts into the Participant's account. The Company's profit sharing and employee stock ownership plan (ESOP) contributions are allocated to the profit sharing contributions account and the ESOP contributions account, respectively and made at the discretion of the Company's Board of Directors.

Participant Accounts

Each Participant's account is credited with the Participant's voluntary pre-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) the Company's matching contribution, (iv) Forfeitures from the profit sharing, 401(k) matching and ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant's pre-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit sharing and ESOP portion of (iv) is based upon the ratio of each Participant's eligible compensation to the total eligible compensation, provided the Participant is eligible to receive a profit sharing or an ESOP allocation. The allocation for the 401(k) Matching portion of (iv) is based upon the ratio of a Participant's 401(k) contributions to the total 401(k) contributions, provided the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant's account value to the total value within the respective fund as of the valuation date.

At December 31, 2008, forfeitures totaled $1,298,261 within the Plan. These funds may be used at the discretion of the Company, first to restore forfeitures of Participants who are reemployed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures from a Participant's profit sharing or ESOP contributions account are allocated as described above in (iv). The Company reallocated approximately $1,000,000 to eligible Participants as described above in (iv) for the year ended December 31, 2008.

Investment Elections

The ESOP's only investment option is the Company's common stock. The Company's Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their 401(k) pre-tax, after-tax, matching, rollover, and profit sharing contributions into one or more of the following investment options:

1. Description of the Plan (continued)

The *Fifth Third Stable Value Fund* is a common/collective trust that seeks to provide a stable rate of return while preserving principal. Stable value funds typically invest in contracts, primarily from insurance companies, that specify a given rate of return. The types of securities most usually held in stable value funds are shorter-term, higher-quality, fixed income securities.

The *PIMCO Total Return Fund* is a common/collective trust that seeks total return consistent with preservation of capital. The fund normally invests at least 65% of its assets in equity securities with the remaining 35% in fixed income securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *Fifth Third Equity Index Fund* is a common/collective trust that seeks long-term capital appreciation through replicating the holdings within the S&P 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available prices.

The *Barclays Family of Funds LifePath Funds* seek long-term capital appreciation by investing in a pre-mixed portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed income securities and cash instruments) as retirement age approaches.

The *American Funds Washington Mutual Fund* seeks income and the opportunity for growth of principal. The fund seeks to be at least 95% invested in equity securities. The fund invests in equity securities that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

The *Fifth Third Quality Growth Fund* seeks capital growth; income is secondary. The fund normally invests at least 65% of its assets in equity securities of high quality growth companies. The equity securities are selected on the basis of historical and projected dividend and earnings growth, debt-to-capital ratios, and quality of management.

The *Artisan Mid Cap Fund* seeks long-term capital growth. The fund primarily invests in equity securities of mid-size companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The *American Europacific Growth Fund* seeks long-term capital appreciation by investing in equity securities outside of the United States, including Europe and Asia. This large blend fund invests in a variety of large international equity securities and money markets.

1. Description of the Plan (continued)

The *T. Rowe Price Small Cap Stock Fund* invests in small-cap equity securities within the U.S. Companies considered small-cap equity securities are those with a total market value below $2 billion. Typically, the portfolio consists of small-cap companies that offer superior growth in earnings coupled with an attractive price.

The *Vanguard Federal Money Market Fund* seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests primarily in short-term fixed income securities issued by U.S. government agencies.

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank makes purchases of the Company's common stock for this fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company's common stock for the fund. Until purchases are made, contributions are held in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote this common stock.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan's net assets. Employee pre-tax contributions, rollover contributions and Plan earnings thereon vest immediately. For ESOP and profit sharing contributions made after January 1, 2007, participants are 100% vested in the contributions to their accounts after 3 years of service with no partial vesting. For contributions made prior to January 1, 2007, participants are 100% vested in the contributions to their accounts after 5 years of service with no partial vesting. A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

1. Description of the Plan (continued)

Participant Loans

Participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50 percent of the fair market value of the Participant's pre-tax contributions account, rollover contributions account, and vested transfer contributions account or $50,000 less the Participant's highest outstanding loan balance during the twelve month period immediately preceding the date of the loan. Loans bear interest at a rate of 1 percent over the Wall Street Journal prime rate and loan terms are not be less than six months nor greater than five years. The balance in the Participant's account secures the loans.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

On termination of service, a Participant may receive a lump sum amount of his/her 401(k) contributions, including the Participant's pre-tax, rollover, after-tax and transfer contributions, as soon as administratively practicable after the Participant has been separated from the Company.

A Participant may receive a lump sum amount of the vested portions of his/her ESOP contribution account, profit sharing contribution account and company matching contribution account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the Participant is eligible to receive his/her ESOP contributions account, profit sharing contribution account, and company matching contribution account after the Participant has been separated from the Company for a period of one year, or after the Participant reaches age 55, whichever is earlier.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual or annual installment payments over a period less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his/her ESOP contributions account in full shares of the Company's Common Stock.

Benefit payments requested prior to December 31, 2008 and 2007 but which were not paid out until after year-end totaled $159,929 and $410,692, respectively, and are attributable to the standard processing time of distributing benefit payments.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of common/collective trusts are valued at amounts provided by the respective investment administrator, which also represent the net asset values of shares held by the Plan at year-end. The shares of the Company and other common stock are valued at the last reported sale price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

At times, the Plan has purchased shares of the Company's common stock using proceeds of bank loans (see Note 4) guaranteed by the Company. The bank loans are to be repaid through fully deductible Company contributions to the Plan. These shares are allocated to the employees as Company contributions are used to pay down the loans. The unallocated shares are collateral for the bank loans, and remain so until final payment of the bank loans.

3. Investments (continued)

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31 were as follows:

	2008	2007
Investments at fair value:		
Cintas Corporation Common Stock	$ **61,872,338**	$ 88,304,947
Shares of registered investment companies:		
PIMCO Total Return Fund	**30,538,644**	17,948,533
American Funds Washington Mutual Fund	**30,205,479**	49,806,652
American Europacific Growth Fund	**26,029,814**	50,380,701
Barclays Lifepath 2030 Fund	**25,197,275**	36,808,099
Barclays Lifepath 2020 Fund	**23,946,236**	31,568,254
Artisan Mid Cap Fund	**16,223,006**	31,273,229
Shares of common/collective trusts:		
Fifth Third Stable Value Fund	**149,550,496**	111,711,254
Fifth Third Equity Index Fund	**22,990,817**	39,479,142

The Plan's investments including investments bought, sold, and held during the year ended December 31, 2008 depreciated in value as follows:

Shares of registered investment companies	**$ (105,311,339)**
Cintas Corporation Common Stock	**(25,748,813)**
Shares of common/collective trusts	**(8,286,014)**
	$ (139,346,166)

4. Notes Payable

In prior fiscal years, the Plan obtained bank loans to purchase shares of the Company's common stock. The bank loans, which have variable interest rates, are guaranteed by the Company and are secured by the unallocated shares of the Company's common stock that were purchased. The bank loans mature on July 27, 2009. As of December 31, 2008, the bank loans' outstanding balances total $3,345,307 and are secured by 106,652 shares of the Company's common stock along with other marketable securities with a total market value of $2,479,084.

5. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157 (FAS 157), *Fair Value Measurement*, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists. FAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

- Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.
- Level 3 includes unobservable inputs which reflect the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumption about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value:

- *Interest-bearing cash:* The carrying value approximates fair value.

- *Registered investment companies:* The fair value of these securities is based on observable market quotations for identical assets and is priced on a daily basis at the close of business.

- *Common/collective trust:* The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

5. Fair Value Measurements (continued)

- *Affiliated Stock:* The fair value of these securities is based on observable market quotations for identical assets and is valued at the closing price reported on the active market on which the individual securities are traded.

- *Loans to participants:* Participant loans are valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

		Assets at Fair Value as of December 31, 2008 Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	**$ 137,125**	$ 137,125	$ ---	$ ---
Investments:				
Registered investment companies	**183,674,829**	183,674,829	---	----
Interest-bearing cash	**6,331,965**	6,331,965	---	----
Affiliated stock	**61,872,338**	61,872,338	---	---
Common/collective trusts	**203,079,957**	---	203,079,957	---
Loans to participants	**19,734,945**	---	---	19,734,945
Total Investments	**474,694,034**	251,879,132	203,079,957	19,734,945
Total Assets	**$ 474,831,159**	$ 252,016,257	$ 203,079,957	$ 19,734,945

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

5. Fair Value Measurements (continued)

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

	Participant Loans
Beginning balance, January 1, 2008	**$18,560,635**
Issuances	**12,400,505**
Repayments	**(9,199,529)**
Terminated paid out as a distribution	**(2,026,666)**
Ending balance, December 31, 2008	**$19,734,945**

6. Related-Party Transaction

Certain Plan investments are shares of regulated investment companies managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Supplemental Schedule

Cintas Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value		Current Value
Common stock			
ESC Seagate Technology	416	shares	$ 4
Cintas Corporation stock			
Cintas Corporation Common Stock	2,663,467	shares	61,872,338
Interest-bearing cash			
Fifth Third Prime Money Market Fund**	38,525	shares	38,525
Fifth Third Banksafe Trust**	1,916,502	shares	1,916,502
Cintas Vanguard Market Reserves Unitized AC	436,697	shares	4,376,938
			6,331,965
Shares of common/collective trusts			
PIMCO Total Return Fund	2,467,036	shares	30,538,644
Fifth Third Stable Value Fund	12,347,218	shares	149,550,496
Fifth Third Equity Index Fund	1,206,867	shares	22,990,815
			203,079,956
Shares of registered investment companies			
Artisan Mid Cap Fund	953,733	shares	16,223,006
Barclays Lifepath Retirement Fund	429,127	shares	4,042,376
Barclays Lifepath 2010 Fund	1,024,883	shares	10,761,268
Barclays Lifepath 2020 Fund	1,943,688	shares	23,946,236
Barclays Lifepath 2030 Fund	2,307,443	shares	25,197,275
Barclays Lifepath 2040 Fund	1,580,719	shares	20,359,664
American Europacific Growth Fund	944,478	shares	26,029,814
Fifth Third Quality Growth Fund	1,212,414	shares	13,227,434
T. Rowe Price Small Cap Stock Fund	706,000	shares	13,682,273
American Funds Washington Mutual Fund	1,418,098	shares	30,205,479
			183,674,825
Participant loans	Interest rates ranging from 6.0-8.25%		19,734,945
			$ 474,694,034

** Indicates party-interest to the Plan.
Cost information is not required for participant-directed amounts.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121459) pertaining to the Partners' Plan of Cintas Corporation of our report dated June 29, 2009, with respect to the financial statements and schedule of the Cintas Corporation Partners' Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Cincinnati, OH
June 29, 2009

Ernst & Young LLP